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                                                     September 6, 2001

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:  LearningExpress.com Holdings LLC (File No. 333-35178)
     Amendment No. 1 to Form RW - Application for Withdrawal

Ladies and Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, LearningExpress.com Holdings LLC, a Delaware limited liability company (the "Registrant"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, File No. 333-35178, together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on April 19, 2000 and amended on May 11, 2000.

     The reason for the request for withdrawal of the Registration Statement on Form S-1 is the impact of market conditions on the ability of the Registrant to sell the Common Shares and Series A Convertible Preferred Shares offered pursuant to the Registration Statement on Form S-1. We hereby advise you that none of the securities covered by the Registration Statement have been sold.

     Should you have any questions regarding this matter, please do not hesitate to contact Timothy B. Bancroft, Esq. of Goulston & Storrs, P.C., legal counsel to the Registrant, at (617) 482-1776.

                                   Sincerely,

                                   LearningExpress.com Holdings LLC

                                   By: /s/ Sharon DiMinico
                                      ---------------------------------
                                      Sharon DiMinico
                                      Manager







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